Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Web: www.cuenrg.com.au

16 September 2009

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp Vanessa Hayes

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Appointment of Director

Cue Energy Resources Limited announces the appointment of Mr Andrew Knox as a Director of the Company.

Mr Knox (B.Com) over the past 22 years has held senior positions in resource companies and has been a director of several public companies involved in the resources sector.

Mr Knox holds the position of Chief Financial Officer of the Company and is a director of all the subsidiary companies.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Richard Tweedie
Chairman

16 September 2009